SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MOTIVE, INC.

(Name of Subject Company)

MOTIVE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

61980V107

(CUSIP Number of Class of Securities)

Jack Greenberg

General Counsel and Secretary

Motive, Inc.

12515 Research Boulevard, Building 5

Austin, Texas 78759-2220

(512) 339-8335

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Don J. McDermett, Jr.	Toby S. Myerson
Baker Botts L.L.P.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2001 Ross Avenue	1285 Avenue of the Americas
Dallas, Texas 75201	New York, NY 10019-6064
(214) 953-6454	(212) 373-3033

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by Motive, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission on July 16, 2008, as amended by Amendments Nos. 1, 2, 3 and 4 (the “Schedule 14D-9”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following thereto:

(h) Offer Expiration and Merger

The Offer expired at 5:00 p.m., New York City time, on October 6, 2008. As of the expiration of the Offer, a total of approximately 29.3 million Shares were validly tendered into the Offer and not withdrawn, which represent approximately 96.0% of all outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered in the Offer and the consideration for all such Shares will promptly be paid, in accordance with the terms of the Offer. The full text of a press release issued by Purchaser announcing the results of the Offer has been filed as Exhibit (a)(5)(F) to Purchaser’s Amendment No. 4 to the Tender Offer Statement on Schedule TO amending and supplementing the Tender Offer Statement on Schedule TO originally filed by Purchaser on July 16, 2008, as amended and incorporated herein by reference.

Pursuant to the Merger Agreement, on October 7, 2008, Purchaser merged with and into the Company, with the Company continuing as the Surviving Corporation and a subsidiary of Parent. At the Effective Time, each Share outstanding immediately prior to the Effective Time of the Merger (other than Common Shares owned by Parent or Purchaser or held by the Company, and Shares held by holders who have demanded and perfected their appraisal rights under Delaware law) has been canceled and automatically converted into the right to receive the Offer Price, without interest thereon, less any required withholding taxes.

The full text of a press release issued by Purchaser announcing the completion of the merger has been filed as Exhibit (a)(5)(G) to Purchaser’s Amendment No. 4 to the Tender Offer Statement on Schedule TO amending and supplementing the Tender Offer Statement on Schedule TO originally filed by Purchaser on July 16, 2008, as amended and incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

Item 9 is hereby amended and restated in its entirety as follows:

The following Exhibits are attached hereto:

Exhibit Number	Description
(a)(1)	Letter to the stockholders of the Company, dated July 16, 2008.*
(a)(2)	Offer to Purchase, dated July 16, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2)(B) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(4)	Opinion of Thomas Weisel Partners, dated June 16, 2008 (included as Annex B to this Statement).*
(a)(5)	Joint Press Release of Alcatel Lucent and the Company, dated June 17, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 17, 2008).
(a)(6)	Section 262 of the Delaware General Corporation Law (included as Annex C to this Statement).*
(a)(7)	E-mail to Motive Employees from the Company’s Human Resources Department, dated August 5, 2008.*
(a)(8)	E-mail to Motive Employees from Alfred Mockett, Chairman and Chief Executive Officer of the Company, dated August 6, 2008.*
(a)(9)	E-mail to Motive Employees from Alfred Mockett, Chairman and Chief Executive Officer of the Company, dated August 6, 2008.*
(a)(10)	Press release, dated August 7, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on August 7, 2008).
(a)(11)	Transcript of Earnings Conference Call held on August 7, 2008.*

(a)(12)	Press release, dated August 18, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on August 18, 2008).
(a)(13)	Audited consolidated balance sheets as of December 31, 2007 and 2006, and related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years ended December 31, 2007 and 2006, including the report of Motive’s independent registered public accounting firm related thereto (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on September 30, 2008).
(a)(14)	Press release, dated October 7, 2008 (incorporated by reference to Exhibit (a)(5)(F) of Amendment No. 4 to the Tender Offer Statement on Schedule TO amending and supplementing the Tender Offer Statement on Schedule TO originally filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008, as amended).
(a)(15)	Press release, dated October 7, 2008 (incorporated by reference to Exhibit (a)(5)(G) of Amendment No. 4 to the Tender Offer Statement on Schedule TO amending and supplementing the Tender Offer Statement on Schedule TO originally filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008, as amended).
(e)(1)	Agreement and Plan of Merger, dated as of June 16, 2008, by and among the Company, Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 17, 2008).
(e)(2)	Information Statement of the Company, dated July 16, 2008 (included as Annex A to this Statement).*
(e)(3)	Exclusivity Letter, dated April 24, 2008, between the Company and Alcatel Lucent.*
(e)(4)	Nondisclosure Agreement, dated March 28, 2007, between the Company and Parent.*
(e)(5)	The Company’s Key Employee Incentive Bonus Plan, effective as of May 29, 2007 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(6)	Form of Cash Award Agreement under the Company’s Key Employee Incentive Bonus Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(7)	Form of Indemnification Agreement for directors and officers (incorporated herein by reference to Exhibit 10.5 of the Company’s registration statement on Form S-1 (File No. 333-111030) filed on December 9, 2003).
(e)(8)	Employment Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(9)	Restricted Stock Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(10)	Amendment to Restricted Stock Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(11)	Non-Qualified Stock Option Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(12)	Stock Option Termination Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(13)	Indemnification Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(14)	Employment Agreement, dated September 27, 2007, between the Company and Richard Hanna (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(15)	Employment Agreement, dated September 27, 2007, between the Company and Jack Greenberg (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(16)	Employment Agreement, dated September 27, 2007, between the Company and Mike Fitzpatrick (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 10, 2007).
(e)(17)	Employment Agreement, dated September 18, 2003, between Motive Communications Deutschland GmbH and Markus Remark.*
(e)(18)	Proposed Employment Agreement, between the Company and Markus Remark.*
(e)(19)	Employment Agreement, dated December 7, 2007, between the Company and Anna E. Clepper (incorporated herein by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(20)	The Company’s 2006 Director Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(21)	Form of Amendment to Employment Agreements of Certain Officers (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(22)	Stock Option Termination Agreement, dated as of June 16, 2008, by and among Motive, Inc., and each of Richard Hanna, Mike Fitzpatrick, Jack Greenberg, Virginia Gambale, Mike Maples, Tom Meredith and Dave Sikora (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(23)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(24)	Amendment to Amended and Restated Equity Incentive Plan of Motive, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(g)	Not applicable.

*	Previously filed with Schedule 14D-9 or an amendment thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MOTIVE, INC.

Date: October 7, 2008	By:	/S/JACK GREENBERG
Name: Jack Greenberg
Title: General Counsel and Secretary

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